UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
6 February 2012
Commission File Number 1-06262
BP p.l.c.
(Translation of registrant’s name into English)
1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-157906) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Press Release

The following is an extract from a press release issued by BP p.l.c. on 3 February 2012:

“The board of BP p.l.c. announced today that Professor Dame Ann Dowling will join the board as a non-executive director with immediate effect. Dame Ann is the Head of the Department of Engineering at the University of Cambridge where she is Professor of Mechanical Engineering. Dame Ann has held visiting posts at MIT and Caltech and has had strong links with industry throughout her career.

It was further announced that Sir William Castell has decided not to stand for re-election at the Company’s Annual General Meeting on April 12, 2012.

Andrew Shilston will succeed Sir William as the Senior Independent Director and will be available to shareholders as necessary.

In addition there are the following changes to Board Committee membership with immediate effect. Andrew Shilston will join and Ian Davis will stand down from the Audit Committee. Dame Ann will join the Safety, Ethics & Environment Assurance Committee. Admiral Skip Bowman will join the Gulf of Mexico Committee.

Ann Dowling is Head of Department of Engineering at the University of Cambridge where she is Professor of Mechanical Engineering. She has held visiting posts at MIT (Jerome C Hunsaker Visiting Professor 1999) and at Caltech (Moore Distinguished Scholar 2001).

Ann Dowling’s research is primarily in the fields of combustion, fluid mechanics, vibration and noise, and is aimed primarily at the transport and energy sectors. She is one of the founders of the Energy Efficient Cities initiative in Cambridge. Ann Dowling is chairman to the University Gas Turbine Partnership (UGTP) with Rolls-Royce in which a range of technologies are researched for the next generations of aero and industrial gas turbines. She was UK lead of the Silent Aircraft Initiative, a collaboration between researchers at Cambridge and MIT, which led to the development of a conceptual design for a novel, ultra-low noise, fuel-efficient aircraft that has helped set the scene for NASA’s long-term vision.

She is a Chartered Engineer, Fellow of the Royal Society, Royal Academy of Engineering, Foreign Member of the US National Academy of Engineering, and of the French Academy of Sciences. She has an Honorary ScD degree from Trinity College Dublin and an Honorary Fellowship from the Institution of Mechanical Engineers. Ann has served on a number of industry and government advisory bodies. She chaired the Royal Society/Royal Academy of Engineering study on Nanotechnology and is chairing the Physical Sciences, Engineering and Mathematics Panel in the Research Excellence Framework – the UK government’s review of research in universities. She was appointed CBE by the Queen for services to Mechanical Engineering in 2002, and DBE for services to Science in 2007.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c. (Registrant)

Dated: 6 February 2012	/s/ D J PEARL
D J PEARL
Deputy Company Secretary